FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
MIND CTI Announces Major Upgrade with Existing Customer
Payment Application to Support Full PCI Compliance
.. Dated December 06, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces Major Upgrade with Existing Customer Payment Application to Support Full PCI Compliance

Exhibit 1

MIND CTI Announces Major Upgrade with Existing Customer
Payment Application to Support Full PCI Compliance

Yoqneam, Israel, December 6, 2010 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced a major upgrade with an existing customer.

The Payment Card Industry Data Security Standard (PCI DSS) is a worldwide information security standard defined by the Payment Card Industry Security Standards Council. The standard was created to help payment card industry organizations that process card payments prevent credit card fraud through increased controls. The standard applies to all organizations that hold, process, or exchange cardholder information.

The carriers that use credit cards as a method of payment are included in the e-commerce vendors category and should be certified for PCI DSS and as part of PCI compliance must also meet the Payment Application Data Security Standard (PA-DSS) requirement for their transaction applications. MIND's solution includes full payment capabilities and thus must be PA-DSS validated.

Compliance with PCI and PA-DSS may help our customers grow their business since their subscribers can use credit cards without any hesitation as it becomes totally secure.

MIND supplies a unique fully convergent billing and customer care platform that incorporates the benefit of an integral comprehensive point-of-sale solution. Developed by MIND, after years of intimate understanding of carrier needs, our PoS (point-of-sale) module is aimed at the wireless retail market as it enables operators to offer their products and services in retail stores. It manages the sale process and inventory within our enhanced solutions that covers all dealer, store and cashier management needs. MIND PoS operates as part of our full B&CC platform or as an add-on to any other solution used by the carrier.

The major upgrade is with an existing US customer, a regional mobile operator that deployed our postpaid billing solution in 2006 and implemented our prepaid IN during 2009. MIND Prepaid IN supports all versions of commercially used IN protocols and it scales from a few thousands to millions of prepaid subscribers. The current enhancement includes replacement of their existing PoS with our PoS application and also an upgrade to the latest version of our billing platform that will be deployed PA-DSS validated, enabling the carrier to obtain PCI compliance.

Monica Iancu, Chairperson and CEO, commented: "We are extremely grateful for the relationship we built with this successful carrier, a real partnership built on mutual respect and that benefits both parties. Our strategy has been for many years now to increase the new business average deal size, to build strong long-term relationships with our customers, to provide the best customer service and to continuously develop new modules that enhance our offering."

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com